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                          June 30, 2022

       Pablo Brizzio
       Chief Financial Officer
       Ternium S.A.
       26 Boulevard Royal     4th floor
       L-2449 Luxembourg

                                                        Re: Ternium S.A.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Form 6-K furnished
April 27, 2022
                                                            File No. 1-32734

       Dear Mr. Brizzio:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 6-K furnished April 27, 2022

       Earnings Release for the First Quarter 2022, page 10

   1. We note that your reconciliation of EBITDA begins with operating income. Please note that EBITDA should be
reconciled to the most comparable IFRS measure which is net
                                                        income. Please revise
accordingly. See Question 103.02 in the SEC Staff's Compliance
                                                        & Disclosure
Interpretation on Non-GAAP Financial Measures.
   2. We note your disclosure on page 3 of EBITDA by segment. Please revise to include a reconciliation of this
measure to the most comparable IFRS measure.
       Form 20-F for the Year Ended December 31, 2021

       Item 4. Information on the Company
       Mine Production Facilities, page 39
 Pablo Brizzio
FirstName  LastNamePablo Brizzio
Ternium S.A.
Comapany
June       NameTernium S.A.
     30, 2022
June 30,
Page 2 2022 Page 2
FirstName LastName
3. Item 1303(a)(1)(i) requires all mines in which you have a direct or indirect economic interest to be included in the summary disclosure. Please tell us why the mining operations owned by USIMINAS were not included in your mineral property summary disclosure as required by Item 1303(a)(2) of Regulation S-K.
4. We note disclosure on page 42 that none of your iron ore mines is considered to be material on an individual basis. Please tell us how you assess mining property materiality and how you made this determination. In your response, to the extent applicable, please address the availability of alternative sources of iron ore and cost savings associated with internal iron ore sourcing versus external iron ore sourcing.
5. Please revise to include the internal control disclosure required under Item 1305 of
         Regulation S-K.
Item 5. Operating and Financial Review and Prospects
Critical Accounting Estimates, page 73

6. We note that your Critical Accounting Estimates section on page 73 of MD&A refers to
         Note 3(bb). Please revise your disclosure for compliance with the requirements in Item
         303 of Regulation S-K. In this regard, your disclosure should provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. Please revise accordingly.
Note 4. Segment Information, page F-40

7. We note your disclosure that the reportable Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. You also disclose that the four operating segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products;
         the nature of the products; and the production processes. Please explain to us how you have determined that aggregation of these four operating segments is appropriate under paragraph 12 of IFRS 8. As part of your response, please provide us with your aggregation analysis which includes consideration of economic similarities as well as each consideration outlined in paragraph 12 of IFRS 8.
8. We note that in your disclosure of segment information, you present several segment measures of profit or loss. Please tell us how your presentation of more than one measure of segment profit or loss complies with the guidance in paragraph 26 of IFRS 8.
 Pablo Brizzio
Ternium S.A.
June 30, 2022
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 for mining related questions, and
Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any other questions.



FirstName LastNamePablo Brizzio                           Sincerely,
Comapany NameTernium S.A.
                                                          Division of
Corporation Finance
June 30, 2022 Page 3                                      Office of
Manufacturing
FirstName LastName